June 29, 2021

VIA EDGAR
==========
Alison White
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. White,
On March 26, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the VectorShares Min Vol ETF (the “Fund”). On May 7, 2021, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please update EDGAR with the Fund’s ticker symbol.
Response. The Registrant has updated EDGAR as requested.
Prospectus:
Summary
Comment 2. Please supplementally provide a completed fee table and expense example before effectiveness of the Registration Statement.
Response. The completed fee table and expense example are set forth below:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Other Expenses[1]	0.56%
Total Annual Fund Operating Expenses	1.46%
Fee Waiver and/or Expense Limitation	(0.36)%
Net Annual Fund Operating Expenses[2]	1.10%
1. Estimated for the current fiscal year.
2. VectorShares, LLC (the “Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor) to not more than 1.10% of the average daily net assets of the Fund through July 31, 2022, and may be terminated by the Board of Trustees at any time. The Advisor cannot recoup from the Fund any amounts paid by the Advisor under the expense limitation agreement. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem (or you hold) all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. The Example includes the Fund’s contractual expense limitation through July 31, 2022.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$607	$905

Comment 3. Please revise the introduction to the fee table to state that it shows the fees and expenses that you may pay if you buy, hold, and sell shares.
Response. The Registrant has revised the disclosure as requested.
Comment 4. In “Principal Investment Strategies”, please clarify if the Fund will use exchange-traded options.
Response. The adviser has confirmed to the Registrant that the Fund will use exchange traded options. The Registrant has revised the disclosure as shown in response to comment 7 below.
Comment 5. In “Principal Investment Strategies”, please disclose the criteria used by the adviser to determine whether a debt investment is high quality.
Response. The adviser has confirmed to the Registrant that the Fund relies on the credit ratings of the fixed income instruments in which the Fund invests to determine if the security is high quality. The disclosure has been revised as follows:
The fixed income allocation will be invested primarily in high quality debt instruments, including but not limited to corporate bonds, treasuries, and municipal bonds. The securities in the fixed income allocation will generally be rated Baa3 or better by Moody's Investors Service, Inc. ("Moody's") or BBB- or better by S&P.
Comment 6. In “Principal Investment Strategies”, please clarify what it means when it says “options overlay of approximately 10%”. Does this mean 10% of the market value of the Fund’s assets will be in options, or something else?
Response. The Registrant has revised the disclosure as follows:
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by utilizing a blended strategy that combines a fixed income allocation of approximately 90% with an options overlay of approximately 10% of the market value of the Fund’s assets to hedge the Fund’s portfolio and minimize volatility.

Comment 7. In “Principal Investment Strategies”, please briefly explain what the CBOE volatility index is. In addition, please explain/expand on how the adviser forms its views on puts versus calls and further clarify the strategy in plain English.  The revised disclosure should disclose what puts and calls are, and what long exposure and hedge against the downside of the long position mean in plain English.
Response. The Registrant has revised the disclosure as follows:
The hedged overlay will consist of both exchange-traded put and call options on the S&P 500 Index (“SPX”). An index option is a financial derivative that gives the holder the right (but not the obligation) to buy (call) or sell (put) the value of an underlying index, such as the SPX, at the stated exercise price within a specific time. The Fund will buy call options ~~will be used~~ to obtain long exposure to the SPX (benefitting when the value of the SPX increases over the option period).  The Fund will both buy and sell put options as will be offsetting positions used to hedge against the downside risk of the long positions within the portfolio (benefitting when the value of the SPX decreases over the option period).  The portfolio option positions will be rebalanced daily based upon market movements and fluctuations in the Cboe Volatility Index (“VIX”). The VIX is a real-time market index representing the market's expectations for volatility over the coming 30 days, which is used to measure the level of risk, fear, or stress in the market. A proprietary trading model is utilized to rebalance the options following a contrarian approach where long positions on SPX are sold on positive market days (purchased on days with negative market returns).  The ~~hedge~~ put positions are reduced on declining market days (purchased on days with positive market returns).
Comment 8. In “Principal Investment Strategies”, it is unclear why puts and calls on an equity index are used to hedge portfolio volatility of a fund that is predominately invested in fixed income.  Please explain and, if necessary, revise to more clearly address the purpose of both the debt and options within the portfolio and what you believe the principal return drivers will be.
Response. The Registrant has revised the disclosure as shown in the response to Comment 6 above. The Registrant has also clarified the disclosure to explain that the fixed income securities are used to minimize the volatility of the Fund’s options positions. The advisor has confirmed to the Registrant that, because put options on the S&P 500 Index move in the opposite direction as call options on the index, the put option act as a hedge on the call options as described in response to Comment 7 above.
Comment 9.  In “Principal Investment Strategies”, please disclose the costs associated with options purchases and the potential impact on Fund returns.
Response. The Registrant believes that this disclosure is more appropriate for the risks section than the principal investment strategies. The risk “Risks from Purchasing Options” has been revised to add the following:
There are risks associated with the sale and purchase of call and put options.  As a seller (writer) of a put option, the Fund will tend to lose money if the value of the reference index falls below the strike price.  As the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index rises above the strike price.  As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.

Comment 10. In “Principal Risks of Investing in the Fund”, please consider adding model risk.
Response. The Registrant has added the risk suggested.
Comment 11. In “Principal Risks of Investing in the Fund”, please confirm the reference to inverse floating rate securities is accurate or include it in the principal strategies.

Response. The Registrant has removed the reference to inverse floating rate securities as investments in those securities are not a principal investment of the Fund.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 12. In “Principal Investment Strategies”, please disclose more information on the model such as model data inputs. Please also confirm whether the adviser is buying or selling the options and that the reference to selling on positive market days is correct.

Response. The adviser has confirmed to the Registrant that the disclosure is accurate. The Registrant has revised the disclosure as follows:

A proprietary trading model is utilized to rebalance the options following a contrarian approach where long positions on SPX (call options) are sold on positive market days (purchased on days with negative market returns).  The hedge positions (put options) are reduced on declining market days (purchased on days with positive market returns). Positive and declining market days are based on the previous day’s SPX closing price. The objective of the model’s rebalancing is to maintain the same weightings of puts versus calls as the value of the SPX rises and falls. When the value of SPX rises or falls, so does the value of the Fund’s options holdings. The proportion of calls and puts is rebalanced to maintain the allocation as the values change. For example, if the Fund’s portfolio had a net asset value of $10 million so that the allocation to calls was $500,000 (5%) and to puts was $400,000 (4%) and the prior day’s SPX close price decreased (so call values dropped and put values increased) making the Fund’s net asset value fall to $9.5 million, then the Fund’s options allocation would be rebalanced to $475,000 in calls (5% of $9.5 million) and $380,000 in puts (4% of $9.5 million).

Comment 13. With a view towards potential risk disclosure, please supplementally tell us more about the adviser’s experience with volatility strategies and purchasing and selling options.

Response. The Advisor has explained to the Registrant that the Advisor is experienced with volatility strategies and purchasing and selling options, so the Registrant has not revised the risks. The Fund’s two portfolio managers have PhDs in Finance and have researched and published papers on volatility and option trading for the past 20 years. The portfolio managers have also managed hedge funds that use strategies involving volatility and options since 2016.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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